FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of October, 2003

Commission File Number: 0-28724


                           ORCKIT COMMUNICATIONS LTD.
                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F X        Form:40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes _______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The first, second and third paragraphs of the press release and the consolidated statements of operations and the consolidated balance sheets data contained in the press release attached as Exhibit 10.1 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant's Registration Statements on Form F-3, Registration No. 333-12100; (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-12236; (iii) the Registrant's Registration Statement on Form S-8 No. 333-05670; (iv) the Registrant's Registration Statement on Form S-8 No. 333-08824; and (v) the Registrant's Registration Statement on Form S-8 No. 333-12178.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is attached hereto and incorporated by reference herein:

1. Press Release: Orckit Communications Reports 2003 Third Quarter Results. Dated October 30, 2003.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Orckit Communications Ltd.
                                                        (Registrant)

Date: October 30, 2003                           By: /s/ Adam M. Klein
                                                 ------------------------------
                                                 Adam M. Klein for Izhak Tamir,
                                                 pursuant to authorization

                                  EXHIBIT INDEX

Exhibit Number    Description of Exhibit

10.1              Orckit Communications Reports 2003 Third Quarter Results.
                  Dated October 30, 2003

                                  Exhibit 10.1

                ORCKIT COMMUNICATIONS REPORTS 2003 THIRD QUARTER
                                     RESULTS
                      Corrigent Opens Sales Office in Tokyo

Tel Aviv, Israel, October 30, 2003 - Orckit Communications Ltd. (NASDAQ: ORCT) today reported results for the third quarter and nine months ended September 30, 2003.

Revenues in the third quarter of 2003 were $599,000 compared to $12.3 million in the quarter ended September 30, 2002. The net loss for the quarter was $5.2 million, or $(1.13) per share, compared to net income of $3.4 million, or $0.68 per share, for the quarter ended September 30, 2002. Results for the three months ended September 30, 2002 included financial income of $8.8 million, primarily from the early retirement of Orckit's convertible subordinated notes.

Revenues for the nine months ended September 30, 2003 were $1.5 million compared to $49.6 million for the nine months ended September 30, 2002. Net loss for the nine months ended September 30, 2003 was $16.1 million, or $(3.40) per share, compared to a net loss of $507,000, or $(0.10) per share, for the nine months ended September 30, 2002. Results for the nine months ended September 30, 2003 and 2002 included financial income of $4.8 million and $10.7 million respectively, primarily from the early retirement of Orckit's convertible subordinated notes.

The key highlights for the quarter:
o Corrigent expanded its sales operations in the Japanese market with the opening of an office in Tokyo addressing increased interest from telecom carriers in Japan for packet-ADM products. Akio Ogiso, who previously held a Managing Director position with Lucent Japan, will head this office.

o Corrigent continued to closely support trial activity of its CM 100 product line in the US and Japan. Interest is growing in solutions that significantly upgrade SONET metro networks to better handle data services.

o Deployment of 3G wireless equipment, specifically in Japan, and the introduction of IP VPN services are two additional catalysts applications for upgrading SONET infrastructure to be cost-effective and bandwidth efficient.

Izhak Tamir, President of Orckit commented: "Corrigent will continue to focus on meeting requirements of potential customers in an effort to move beyond trials into the commercial deployment phase. We are focusing our resources on targeting these promising prospects, which we expect to materialize in 2004."

Conference Call

Orckit Communications will host a conference call on Thursday, October 30, 2003, at 11 a.m. EST. The call can be accessed by dialing 1-888-858-4066 in the United States and 1-973-409-9260 internationally. The call will also be available live on the Internet at www.kcsa.com. A replay of the call will be available beginning at approximately 1 p.m. EST through November 7, 2003 at 11:59 p.m., EST. To listen to the replay, please call 1-877-519-4471 in the United States and 1-973-341-3080 internationally. To access the replay, enter the following code: 4158011.


About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Orckit is a majority shareholder of Corrigent Systems, which is developing metro transport telecom products designed to provide SONET and Ethernet services utilizing advanced packet technologies.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.


                               (Tables to Follow)



                                                 ORCKIT COMMUNICATIONS LTD.
                                            CONSOLIDATED STATEMENTS OF OPERATIONS
                                          (US$ in thousands, except per share data)

                                                                  Three Months Ended                    Nine Months Ended
                                                                     September 30                         September 30
                                                                 2003             2002              2003               2002

                                                               (Unaudited)     (Unaudited)            (Unaudited) (Unaudited)



Revenues                                              $           599  $        12,346   $         1,510   $           49,615


Cost of revenues                                                  231            8,154               721               35,804
                                                               ------           ------            ------               ------
Gross profit                                                      368            4,192               789               13,811

Research and development expenses, net                          3,347            5,471            11,714               14,094

Selling, general and administrative expenses                    2,826            4,144            10,031               10,915
                                                               ------           ------            ------               ------
Total operating expenses                                        6,173            9,615            21,745               25,009
                                                               ------           ------            ------               ------
Operating loss                                                (5,805)          (5,423)          (20,956)             (11,198)

Financial income, net                                             636            8,815             4,815               10,691
                                                               ------           ------            ------               ------
Net income (loss)                                     $       (5,169)  $         3,392   $      (16,141)   $            (507)
                                                               ======           ======            ======               ======
Net income (loss) per share - basic                   $        (1.13)  $          0.68   $        (3.40)   $           (0.10)
                                                               ======           ======            ======               ======
Weighted average number of shares outstanding -
basic                                                           4,580            4,952             4,742                4,919
                                                               ======           ======            ======               ======





                                          ORCKIT COMMUNICATIONS LTD.
                                          CONSOLIDATED BALANCE SHEETS
                                              (US$ in thousands)

                                                                              September 30        December 31
                                                                                  2003                2002
                                                                                  ----                ----
                                                                                (Unaudited)          (Audited)

                       ASSETS

Current assets:


    Cash and cash equivalents                                             $             9,489   $        10,165
    Short-term investments                                                             34,019            53,684
    Trade receivables                                                                      79               786
    Other receivables                                                                     941             2,443
    Inventories                                                                           100               100
                                                                                       ------            ------
          Total current assets                                                         44,628            67,178

Long term investments                                                                  43,063            59,829
Severance pay fund                                                                      2,480             2,150
Property and equipment, net                                                             2,352             6,070
Deferred issuance costs, net                                                              177               623
                                                                                       ------            ------
          Total assets                                                    $            92,700   $       135,850
                                                                                       ======            ======


                LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

    Trade payables                                                        $             2,929   $         4,827
    Accrued expenses and other payables                                                 7,763             7,158
                                                                                       ------            ------
          Total current liabilities                                                    10,692            11,985

Long term liabilities:

    Accrued severance pay                                                               3,723             3,265
    Convertible subordinated notes                                                     16,238            38,179
                                                                                       ------            ------
          Total long term liabilities                                                  19,961            41,444

          Total liabilities                                                            30,653            53,429

Shareholders' equity                                                                   62,047            82,421
                                                                                       ------            ------
          Total liabilities and shareholders' equity                      $            92,700   $       135,850
                                                                                       ======            ======


